CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FACING PAGE	2
OATH OR AFFIRMATION	3
FINANCIAL STATEMENTS	
Statements of financial condition	4
Statements of income	5
Statements of changes in stockholders' equity	6
Statements of cash flows	7
Notes to financial statements	8 - 13
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	17